 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* DeBoer, Sidney B. (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common					13,455.00	D
Class A Common					10,325.00	I	By 401(k)
Class A Common					280.00	I	By Spouse in Joint Ownership with Mother (1)
Class A Common					139,500.00	I	Deboer Family, LLC (2)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

DeBoer, Sidney B. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (2002nq) (right to buy)	$15.13	12/26/2002		A4	(A) 16,000.00	12/26/2007 | 12/26/2012	Class A Common - 16,000.00		16,000.00	D
Class B Common	$0.00					N/A | N/A	Class A Common - 3,762,231.00		3,762,231.00	I	Interest owned by a LLC (3)
Stock Option (1999sd) (ISO) (right to buy)	$18.15					(4) | 01/01/2004	Class A Common - 12,000.00		12,000.00	D
Stock Option (2000sd) (ISO) (right to buy)	$18.43					(5) | 01/06/2005	Class A Common - 9,990.00		9,990.00	D
Stock Option (2000sd) (NQ) (right to buy)	$16.75					(6) | 01/06/2010	Class A Common - 22,010.00		22,010.00	D
Stock Option (2001) (ISO) (right to purchase)	$12.99					12/26/2000 | 12/26/2005	Class A Common - 7,494.00		7,494.00	D
Stock Option (2001) (NQ) (right to buy)	$1.00					12/26/2005 | 12/26/2010	Class A Common - 16,000.00		16,000.00	D
Stock Option (2001nq) (right to buy)	$19.24					12/26/2006 | 12/26/2011	Class A Common - 16,000.00		16,000.00	D
Stock Option (2001sd) (NQ) (right to purchase)	$11.81					(7) | 12/26/2010	Class A Common - 31,788.00		31,788.00	D

Explanation of Responses :

(1)  These shares are beneficially owned by reporting person's Mother-in-law in a joint account with reporting person's spouse and reporting person disclaims any beneficial ownership of these shares.
(2)  Sidney B. DeBoer is the trustee of the Sidney B. DeBoer Trust, which is the owner of a majority interest in the LLC and is the sole manager of the LLC.
(3)  Mr. DeBoer, through DeBoer Family, LLC, of which he is the sole manager, owns a majority interest in Lithia Holding Company, LLC, of which he is also the sole manager; and he has elected to report all Class B Common Stock owned by the Lithia Holding Company, LLC as being beneficially owned by him.
(4)  The options vest as follows:  292 on 1/1/00; 5,509 on 1/1/01; 5,508 on 1/1/02 and 691 on 1/6/03.
(5)  The options vest as follows:  4,745 on 1/6/03 and 5,245 on 1/6/04.
(6)  The options vest as follows:  13,627 on 1/6/01 and 8,383 on 1/6/02.
(7)  The options vest 8,360 shares on 12/26/00; 2,108 on 12/26/02; 10,565 on 12/26/03 and 10,755 on 12/26/04.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	_/s/Cliff E. Spencer_____________________ 02-12-2003 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney in Fact for Sidney B. DeBoer Page 2